Company Contact
Dave Faulkner
Cimetrix, Incorporated
Phone: (801) 256-6500
Fax: (801) 256-6510
dave.faulkner@cimetrix.com

Cimetrix Announces First Quarter 2010 Financial Results
Software Revenues Increase 114% Year-over-Year and 36% from Prior Quarter

SALT LAKE CITY, UT — May 13, 2010 — Cimetrix, Incorporated (OTCBB: CMXX, www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, and electronics industries, reported financial results for its first quarter ended March 31, 2010 as follows:

•	Total software revenue more than doubled from $430,000 in the first quarter of 2009 to $922,000.
•	Total revenue for the first quarter increased 33% year-over-year from $823,000 in the first quarter of 2009 to $1,098,000 in the first quarter of 2010.
•	Net income for the first quarter was $155,000, up $125,000 from the fourth quarter 2009 net income of $30,000, and up $479,000 from the first quarter 2009 net loss of $324,000.
•	Compared to the fourth quarter of 2009, Company revenues increased 36%. Software revenues increased 37% from $675,000 to $922,000, while professional services revenues increased 32%.

“We believe that the current trends for the semiconductor and related electronics markets – including photovoltaic, disk drive, and LED products – present attractive growth potential. Although 2009 represented a severe downturn, we had the experience to know that these markets are cyclical and were confident that the markets would recover. Now, we are pleased to see the effects of the recovery in our financial performance.” said Bob Reback, Cimetrix’s president and chief executive officer.

Mr. Reback added, “We believe the changes made to our business model during the past year have made Cimetrix not only more efficient but furthered our concentration on our core strengths: developing leading software products and serving our worldwide customer base. Every market forecast we have seen predicts 2010 will continue to be a good year for our markets which should allow Cimetrix to continue on our path of profitable growth.”

Highlights
•	Successful execution of professional services project to deliver SECS/GEM capabilities for a long time customer.
•
Released new software updates for its Connectivity software products – CIMConnect™, SECSConnect™, and TESTConnect™ - that support some of the newer computer technologies including Microsoft Windows Vista and Windows 7.

•	The Company made investments in its internal IT and systems infrastructure to improve efficiencies and its abilities to serve its customers.

About Cimetrix Incorporated
Cimetrix designs, develops, markets, and supports factory automation and equipment control software for the global semiconductor, photovoltaic, and electronics industries. A leading participant in SEMI standards development, Cimetrix’s connectivity software allows for quick implementation of the SECS/GEM, PV2, GEM300 and EDA standards.

The Company’s products can be found on virtually every tool type in nearly every semiconductor 300mm factory worldwide.  The added-value of Cimetrix’s passionate support and professional services creates the industry’s only complete software solution.  Key products include:

▪	CIMControlFramework™
▪	CIMConnect™
▪	CIM300™
▪	CIMPortal™

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and participates in various International SEMATECH Manufacturing Initiative (ISMI) programs.
For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

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CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets

	March 31, 2010	December 31,
ASSETS	(Unaudited)	2009
Current assets:
Cash and cash equivalents	$253,000	$139,000
Accounts receivable, net	485,000	432,000
Inventories	2,000	1,000
Prepaid expenses and other current assets	38,000	22,000
Total current assets	778,000	594,000

Property and equipment, net	32,000	21,000
Intangible assets, net	4,000	6,000
Goodwill	64,000	64,000
Other assets	20,000	20,000

	$898,000	$705,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$94,000	$50,000
Accrued expenses	385,000	346,000
Deferred revenue	257,000	162,000
Current portion of notes payable and capital lease obligations	152,000	295,000
Total current liabilities	888,000	853,000

Long-term liabilities:
Notes payable – related parties, net	388,000	388,000
Long-term portion of notes payable	408,000	413,000
Total long-term liabilities	796,000	801,000

Total liabilities	1,684,000	1,654,000

Commitments and contingencies

Stockholders’ deficit:
Common stock; $.0001 par value, 100,000,000 shares
authorized, 46,886,198 and 46,861,198 shares issued,
respectively	5,000	5,000
Additional paid-in capital	33,417,000	33,409,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(34,159,000)	(34,314,000)
Total stockholders’ deficit	(786,000)	(949,000)

	$898,000	$705,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Statements of Operations
(Unaudited)

	Three Months Ended
	March 31,
	2010	2009
Revenues:
New software licenses	$750,000	$196,000
Software license updates and product support	172,000	234,000
Total software revenues	922,000	430,000
Professional services	176,000	393,000

Total revenues	1,098,000	823,000

Operating costs and expenses:
Cost of revenues	291,000	370,000
Sales and marketing	202,000	244,000
Research and development	107,000	172,000
General and administrative	308,000	304,000
Depreciation and amortization	7,000	25,000

Total operating costs and expenses	915,000	1,115,000

Income (loss) from operations	183,000	(292,000)

Other income (expenses):
Interest expense	(28,000)	(33,000)
Gain on sale of assets	-	1,000

Total other expenses, net	(28,000)	(32,000)

Income (loss) before income taxes	155,000	(324,000)

Provision for income taxes	-	-

Net income (loss)	$155,000	$(324,000)

Income (loss) per common share:
Basic	$0.00	$(0.01)
Diluted	$0.00	$(0.01)

Weighted average number of shares
outstanding:
Basic	47,048,000	33,761,000
Diluted	47,687,000	33,761,000